Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
January 29, 2009

HSBC USA Inc.
$692,000.00
Equity Buffer Notes
Linked to The Market Vectors—Gold Miners ETF

PRICING SUPPLEMENT
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

Terms used in this pricing supplement are described or defined in the product supplement, prospectus supplement and the prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to the notes. The notes are 20% principal protected, and you may lose up to 80% of your initial investment in the notes.

- **Reference Asset:** The Market Vectors—Gold Miners ETF (ticker: GDX).
- **Principal Amount:** $1,000 per note, subject to a minimum purchase of 1 note ($1,000).
- **Trade Date:** January 27, 2009.
- **Pricing Date:** January 27, 2009.
- **Original Issue Date:** January 30, 2009.
- **Final Valuation Date:** January 27, 2011.
- **Maturity Date:** 3 business days after the final valuation date and is expected to be February 1, 2011. The maturity date is subject to adjustment as described herein.
- **Payment at Maturity:** For each note, the cash settlement value.
- **Cash Settlement Value:** You will receive a cash payment on the maturity date that is based on the final return (as described below):
    - If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:
        - (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
        - (ii) the product of (a) the principal amount multiplied by (b) the maximum gain;
    - If the final return is between 0.00% and -20.00%, inclusive, you will receive the principal amount; and
    - If the final return is less than -20.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the original principal amount.
- **Upside Participation Rate:** 300.00%
- **Maximum Gain:** 57.00%.
- **Initial Value:** 33.47, which represents the official closing price of one share of the reference asset on the pricing date, as determined by the calculation agent.
- **Final Value:** The official closing price of one share of the reference asset on the final valuation date, as determined by the calculation agent.
- **Final Return:** The quotient, expressed as a percentage, of (i) the final value of the reference asset minus the initial value of the reference asset divided by (ii) the initial value of the reference asset. Expressed as a formula:

$$\left(\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}} \right)$$

- **Official Closing Price:** The official closing price of one share of the reference asset on any scheduled trading day between the pricing date and the final valuation date, inclusive, as determined by the calculation agent and displayed on Bloomberg Professional® service page <GDX UP> <EQUITY>.
- **Form of notes:** Book-Entry.
- **CUSIP and ISIN:** 4042K0UJ2 and US4042K0UJ23.
- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.
- **Agent's Discount:** 2.50% / $17,300.00
- **Proceeds to Issuer:** 97.50% / $674,700.00

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PR-5 of this document, page PS-4 of the Product Supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Equity Buffer Note linked to GDX due February 1, 2011	$692,000.00	$27.20

[1] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

HSBC SECURITIES (USA) INC.
January 29, 2009

HSBC

SUMMARY

General Terms

This pricing supplement relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, or stocks included in the underlying index of the reference asset, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the product supplement dated November 6, 2008. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PR-4 of this pricing supplement, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to the notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, product supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, product supplement, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

• the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm

• the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

• the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

• the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date and for each note, we will pay you the cash settlement value, which is an amount in cash based on the final return, as described below:

• If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:

    (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and

    (ii) the product of (a) the principal amount multiplied by (b) the maximum gain;

• If the final return is between 0.00% and -20.00%, inclusive, you will receive the principal amount; and

- If the final return is less than -20.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below -20.00%. For example, if the final return is -30.00%, you will suffer a 10.00% loss and receive 90.00% of the original principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Underlying Index

The NYSE Arca Gold Miners Index is the underlying index.

Underlying Index Sponsor

The American Stock Exchange is the underlying index sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦ You believe the price of the reference asset will increase moderately—meaning that you believe the price of the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum gain.

♦ You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.

♦ You are willing to invest in the notes based on the fact your return (as magnified by the upside participation rate) is subject to the maximum gain.

♦ You are willing to forego dividends paid on the stocks included in the underlying index.

♦ You do not seek current income from this investment.

♦ You do not seek an investment for which there is an active secondary market.

♦ You are willing to hold the notes to maturity.

♦ You seek an investment whose return is linked to a reference asset tracking the performance of an underlying index that represents selected companies that are involved in mining for gold and silver.

The notes may not be suitable for you if:

♦ You do not believe the price of the reference asset will increase over the term of the notes, or you believe the price of the reference asset will increase by more than the maximum gain during the term of the note.

♦ You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -20.00%.

♦ You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

♦ You prefer a product that provides an upside participation rate of greater than the rate indicated on the cover page of this pricing supplement.

♦ You prefer to receive the dividends paid on any stocks included in the underlying index.

♦ You seek current income from this investment.

♦ You are unable or unwilling to hold the notes to maturity.

♦ You seek an investment for which there will be an active secondary market.

♦ You seek an investment that is 100% principal protected.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You do not seek an investment whose return is linked to a reference asset tracking the performance of an underlying index that represents selected companies that are involved in mining for gold and silver.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the product supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the underlying index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 80% of Your Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final return is below -20.00%. In that event, you will lose 1.00% of the principal amount for each percentage point that the final return is below -20.00%. Accordingly, you may lose up to 80.00% of your investment in the notes.

The Value of Shares of the Reference Asset may not Completely Track the Value of the Underlying Index.

Although the trading characteristics and valuations of shares of the reference asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the reference asset may not completely track the value of the underlying index. The reference asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the reference asset may not actually hold all of the stocks that comprise the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks that comprise the underlying index, the reference asset may not fully replicate the performance of the underlying index.

Industry Concentration.

The stocks included in the underlying index and that are generally tracked by the reference asset are stocks of companies primarily engaged in the mining of gold or silver. Therefore, the value of the shares of the reference asset may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector.

Because the reference asset primarily invests in stocks and ADRs of companies that are involved in the gold and silver mining industry, the shares of the reference asset are subject to certain risks associated with such companies. Competitive pressures may have a significant effect on the financial condition of such companies in the gold mining industry. Also, gold mining companies are highly dependent on the price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

The reference asset invests to a lesser extent in stocks and ADRs of companies involved in the silver mining industry. Silver mining companies are highly dependant on the price of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end-uses for silver include industrial applications, photography, jewelry and silverware.

Uncertain Tax Treatment.

For a complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying Product Supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference asset relative to its initial value. We cannot predict the final value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume that the notes are held to maturity, that the upside participation rate is equal to 300.00%, that the maximum gain is 57.00% and that if the final return is below -20.00%, investors will lose 1.00% of the original principal amount of their notes for each percentage point that the final return is below -20.00%.

Example 1: The reference asset increases moderately in value over the term of the notes.

Reference Asset	
Initial Value	33.47
Final Value	35.14
Final Return	5.00%
Final Return: x Upside Participation Rate:	15.00%
Maximum Gain:	57.00%
Cash Settlement Value:	$1,150.00

Because the final return is positive, the cash settlement value equals principal amount plus the lesser of (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and (ii) the product of (a) the principal amount multiplied by (b) the maximum gain. Accordingly, at maturity, the cash settlement value in this example would equal $1,150.00.

Example 1 shows that you are assured a positive return of your principal investment where the final value of the reference asset exceeds its initial value on the final valuation date. Nonetheless, the receipt of only the original principal amount plus a positive return at maturity may be less than the rate that you would have received from a conventional debt security.

Example 2: The reference asset increases significantly in value over the term of the notes.

Reference Asset	
Initial Value	33.47
Final Value	41.84
Final Return	25.00%
Final Return: x Upside Participation Rate:	75.00%
Maximum Gain:	57.00%
Cash Settlement Value:	$1,570.00

Because the final return is positive, the cash settlement value equals principal amount plus the lesser of (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and (ii) the product of (a) the principal amount multiplied by (b) the maximum gain. Accordingly, at maturity, the cash settlement value in this example would equal $1,570.00.

Example 2 shows that the return on your investment in the notes would be capped by the maximum gain in situations where the final return multiplied by the upside participation rate exceeds the maximum gain.

Example 3: The reference asset declines slightly in value over the term of the notes.

Reference Asset	
Initial Value	33.47
Final Value	31.80
Final Return:	-5.00%
Cash Settlement Value:	$1,000.00

Here, the final return is -5.00%.

Because the final return is negative, but is not less than -20.00%, you will receive a cash settlement value equal to the original principal amount of the notes. Accordingly, the cash settlement value in this example would equal to $1,000.

Example 3 shows that you are assured the return of your principal investment where the value of the reference asset experiences a decrease of no greater than 20.00% over the term of the notes. Nonetheless, the receipt of only the original principal amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 4: The value of the reference asset declines significantly over the term of the notes.

Reference Assset	
Initial Value	33.47
Final Value	23.43
Final Return:	-30.00%
Cash Settlement Value:	$900.00

Here, the final return is –30.00%.

Because the final return is negative and is less than -20.00%, you would lose 1.00% of the original principal amount of your notes for each percentage point that the final return is below -20.00%. Accordingly, at maturity, the cash settlement value would be equal to $900.00, and you would suffer a loss of 10.00% of your principal amount.

Example 4 shows that you may lose up to 80.00% of the original principal amount of your notes if the final return falls below -20.00%.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on a $10,000 note for a hypothetical range of performance for the final return from -100% to +100%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The table assumes a hypothetical upside participation rate of 300.00% and a maximum gain of 57.00%. The table also assumes that if the final return is less than -20.00%, you will lose 1.00% of the original principal amount of your notes for each percentage point that the final return is below -20.00%.

Assumptions:

- Principal Amount: $10,000

- Maximum Gain: 57.00%

- Upside Participation Rate: 300.00% if the final return is positive

- Partial Principal Protection: The initial 20.00% of any negative final return

- Reference Asset Performance: 100% to -100%

Performance of the Reference Asset	Performance of the Notes		
Final Return	**Upside Participation Rate**	**Return on the Notes (%)**	**Payment at Maturity**
100.00%	300.00%	57.00%	$15,700
90.00%	300.00%	57.00%	$15,700
80.00%	300.00%	57.00%	$15,700
70.00%	300.00%	57.00%	$15,700
60.00%	300.00%	57.00%	$15,700
50.00%	300.00%	57.00%	$15,700
40.00%	300.00%	57.00%	$15,700
30.00%	300.00%	57.00%	$15,700
20.00%	300.00%	57.00%	$15,700
10.00%	300.00%	30.00%	$13,000
5.00%	300.00%	15.00%	$11,500
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	0.00%	$10,000
-10.00%	N/A	0.00%	$10,000
-15.00%	N/A	0.00%	$10,000
-20.00%	N/A	0.00%	$10,000
-30.00%	N/A	-10.00%	$9,000
-40.00%	N/A	-20.00%	$8,000
-50.00%	N/A	-30.00%	$7,000
-60.00%	N/A	-40.00%	$6,000
-70.00%	N/A	-50.00%	$5,000
-80.00%	N/A	-60.00%	$4,000
-90.00%	N/A	-70.00%	$3,000
-100.00%	N/A	-80.00%	$2,000

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the underlying index. All disclosures contained in this pricing supplement regarding the reference asset and the underlying index, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset, the underlying index or stocks comprising the underlying index contained in this pricing supplement. You should make your own investigation into the reference asset, the underlying index as well as stocks included in the underlying index. The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the underlying index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The Market Vectors—Gold Miners ETF

The reference asset is an exchange-traded fund managed by Van Eck Associates Corporation, a registered investment company, that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Amex Gold Miners Index (the "underlying index"). The underlying index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining for gold. The underlying index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE, the Amex or quoted on the NASDAQ. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the underlying index. It is possible that the reference asset may not fully replicate the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. Information provided to or filed with the Commission by the Market Vectors—Gold Miners ETF pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-123257 and 811-10325, respectively, through the Commission's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

Market Vectors is a service mark of Van Eck Associates Corporation ("Van Eck"). The notes are not sponsored, endorsed, sold, or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The NYSE Arca Gold Miners Index

The underlying index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The underlying index includes common stocks and American Depositary Receipts of selected publicly traded companies that are involved in mining for gold and silver. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the underlying index

The underlying index is calculated using a modified market capitalization weighting methodology. The underlying index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the underlying index:

(1) the weight of any single component security may not account for more than 20% of the total value of the Gold Miners Index;

(2) the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Gold Miners Index. Large stocks are defined as having a Gold Miners Index weight greater than or equal to 5%. Small securities are defined as having an index weight below 5%; and

(3) the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Gold Miners Index may not account for more than 50% of the total Gold Miners Index value.

The underlying index is reviewed quarterly so that the underlying index components continue to represent the universe of companies involved in the gold mining industry. The American Stock Exchange may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the American Stock Exchange's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the underlying index. Changes to the underlying index compositions and/or the component share weights in the underlying index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday, as well as end-of-quarter closing prices, of the reference asset on the primary exchange for each quarter in the period from January 1, 2005 through December 31, 2008 and for the period from January 1, 2009 through January 27, 2009. The closing price of the reference asset on January 27, 2009 was 33.47. The reference asset commenced trading on the NYSE Arca in the second quarter of 2006; thus, the below historical prices of shares of the reference asset begin in the second quarter of 2006. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the price of the reference asset will increase relative to the initial value during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	N/A	N/A	N/A
June 30, 2005	N/A	N/A	N/A
September 30, 2005	N/A	N/A	N/A
December 30, 2005	N/A	N/A	N/A
March 31, 2006	N/A	N/A	N/A
June 30, 2006	39.81	31.82	38.70
September 30, 2006	42.58	33.86	35.65
December 31, 2006	42.32	32.41	39.91
March 30, 2007	43.32	36.2	39.42
June 29, 2007	42.85	36.63	37.89
September 30, 2007	45.96	32.79	45.1
December 31, 2007	53.6	42.31	45.85
March 31, 2008	56.87	44.88	47.75
June 30, 2008	51.43	41.61	48.52
September 30, 2008	51.83	27.36	34.08
December 31, 2008	35.49	15.83	33.88
January 1, 2009 through January 27, 2009	36.00	27.15	33.47

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, product supplement, prospectus addendum, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement, product supplement prospectus addendum, and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

HSBC USA Inc.

$692,000

Buffered Enhanced Market Participation Notes

Linked to The Market Vectors—Gold Miners ETF

January 29, 2009

PRICING SUPPLEMENT